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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2003

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                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

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             [Indicate by check mark whether the registrant files or
          will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2003

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.


                   Return of Proxy Portion of BTM Pension Fund

Tokyo, August 14, 2003 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) announced today that its subsidiary, The Bank of Tokyo-Mitsubishi, Ltd. (BTM) received approval of a waiver of its future obligations in respect of the proxy portion of its pension fund, The Bank of Tokyo-Mitsubishi Pension Fund. The approval was received from the Minister of Health, Labour and Welfare on August 1, 2003, based on the Law Concerning Defined-Benefit Corporate Pension Plans.

BTM will apply the transitional measures laid down in the `Practical Guideline Concerning Retirement Benefit Accounting (Interim Report)'- Report of the Accounting Committee of the Japanese Institute of Certified Public Accountants No. 13, Section 47-2. As a result, the elimination of BTM's retirement benefit obligations in respect of the proxy portion of its pension fund has been recognized as of the date of approval.

In consequence of the above, an extraordinary profit of approximately 26 billion Japanese yen is expected to be recorded for the current fiscal year under Japanese GAAP.

This event is not expected to have any material effect on MTFG's previously announced business forecast for the current fiscal year.

                                      * * *

For further information please contact:
Mitsubishi Tokyo Financial Group, Inc.   Mr. Kohei Tsushima
                                         General Manager
                                         Corporate Communications Office
                                         Tel. 81-3-3240-8149

The foregoing forward-looking statements may be materially affected by regulatory developments or changes in governmental policies, laws, regulations, voluntary codes of practice and interpretations, including those anticipated to be announced or implemented soon in Japan, changes in the level of Japanese stock prices, the occurrence of material new corporate bankruptcies, further developments in the Japanese or global economic environment, and other factors outside MTFG's control. These forward-looking statements are not guarantees of future performance, and actual results may differ materially. Please see our latest annual report for additional information regarding the risks in our business.